Filed by F.N.B. Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company: BCSB Bancorp, Inc.

(Registration Statement No. 333-192414)

On January 22, 2014, F.N.B. Corporation hosted its Fourth Quarter and Full Year 2013 Earnings Report and Conference Call. The portions of the conference call which relate to the proposed merger between F.N.B. Corporation and BCSB Bancorp, Inc. are set forth below.

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Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

Based upon the reported production levels, the combination of our acquisition strategy and sales management culture has enabled F.N.B. to drive organic growth over the past several years. This strategy was accelerated beginning with the Parkvale transaction in 2012 and followed with three acquisitions during 2013 that expanded our presence in two additional metropolitan markets.

We are only weeks away from completing the BCSB acquisition, which will provide F.N.B. with more complete coverage of the Baltimore market. With all three recent acquisitions nearly complete, we are now very well-positioned in three dynamic metro markets. We are beginning to experience the benefits of our strategic moves with pipelines building in these markets.

F.N.B. has benefited from an exceptional team of bankers, a sales management culture and process that drives organic growth, an effective acquisition strategy that provides an expanded universe of potential prospects and operating scale, and solid expense control. These attributes are apparent when looking at our earnings trajectory from 2010 through ’12.

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Frank Schiraldi – Sandler O’Neill + Partners, L.P.:

And then finally on the BCSB deal that I believe is going to close in 1Q, can you just remind me — I think it’s basically neutral to tangible book value, and I can’t remember what it does to TCE ratio. But how does that impact those two?

Vincent J. Calabrese, Jr. – F.N.B. Corporation, Chief Financial Officer:

Yes, no you’re right, it’s very neutral, the impact to those measures. We’re bringing over about 600 million or so in assets. It’s neutral to their IRRs in the high teens, and then the accretion pretty much neutral to ’14 but then start building in ’15. So you have it correct.

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Matthew Breese – Sterne Agee:

Okay. And then as far as loan growth in 2014, I was hoping you could talk about the different areas of focus — you know, Ohio, Pittsburgh, Baltimore—and where you expect to see particular pockets of strength or weakness. Any color there would be great.

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

Well, you just hit the three that would be the biggest providers of production in our plan, and I can tell you just in looking at Maryland for example, the Annapolis deal, we’re much further along than we expected to be from a portfolio perspective. So, the pipeline there is pretty strong, and we’ve had growth beyond our expectations. So, I would expect BCSB combination with Annapolis to create a large enough platform, our move into downtown Baltimore, the hiring of all of the bankers that we’ve hired, should lead to pretty decent production levels coming out of that market. We’re very optimistic about it and we’ve got a fairly robust pipeline that continues to build.

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As the company continues to grow, we continue to focus on larger opportunities that we otherwise wouldn’t have been able to manage where we can provide treasury management, wealth solutions, and kind of trade from a cross-sell perspective more effectively. So we are seeing — we will see good growth in those three markets, and then in some of the smaller markets that we’re in — Scranton, for example.

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John Moran – Macquarie Capital:

Okay, and then the last sort of ticky-tack one that I had was just timing on BCSB. Sounded like you guys said in prepared remarks, kind of a couple weeks away. Still fair to say that that kind of comes in halfway through this first quarter?

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

Oh yes. We’re in a very good place, so we would expect the conversion to occur…

Vincent J. Calabrese, Jr. – F.N.B. Corporation, Chief Financial Officer:

For next weekend.

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

Yes. I mean, it’s coming up here…

Vincent J. Calabrese, Jr. – F.N.B. Corporation, Chief Financial Officer:

That’s locked down.

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

So that’s locked down. Everything’s in place, and we should be up and running by the middle of February, the end of February.

Vincent J. Calabrese, Jr. – F.N.B. Corporation, Chief Financial Officer:

I think as Vince said earlier. The team that we’ve hired for Annapolis is already in place.

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

Yes, we already hired — we pre-hired the management team. We built out the team. Once we did the Annapolis deal, we kept going, so we have everybody — just about everybody is in place there, so we’re ready to roll day one.

Vincent J. Calabrese, Jr. – F.N.B. Corporation, Chief Financial Officer:

Plus the headquarters’ building.

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

Yes, we moved into downtown Baltimore. That should be available by the end of February as well, so it will all be in place and moving.

John Moran – Macquarie Capital:

Got it, got it. That’s helpful. So in terms of sort of incremental op ex, most of it has already been absorbed and we can layer in some additional once this one closes, but you guys are ready to kind of rock-and-roll down there.

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

That’s right.

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Brian Martin – FIG Partners:

On the expense guidance you guys gave, I guess my assumption is that excludes the—kind of the one-time items in the — as well as the OREO when you look year-over-year, kind of mid-single digit growth?

Vincent J. Calabrese, Jr. – F.N.B. Corporation, Chief Financial Officer:

Well, it would exclude the one-time costs, and the OREO, our normal range is more like 750 to a million, so it was a little bit higher this quarter. I don’t expect that fourth quarter level to recur at that same level in ’14. But OREO is part of that guidance. It’s kind of the normal run rate, but it definitely would exclude the one-time costs from Baltimore County.

Brian Martin – FIG Partners:

Okay, and the same thing on the fee income guidance, you know, the mid single digits. That includes the impact of Durbin as well as the impact of Baltimore, correct?

Vincent J. Calabrese, Jr. – F.N.B. Corporation, Chief Financial Officer:

Yes.

Brian Martin – FIG Partners:

Okay. So that includes Baltimore, okay.

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Brian Martin – FIG Partners:

As far as how you’d characterize your capabilities, if you look at some of these smaller deals that may offer more cost saves and kind of—how many of those could you guys handle at one point versus just doing one larger transaction?

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

Well, we had three going on simultaneously, so — I mean, we don’t prefer to do that. I mean, I’d like to do one larger one, but we look at every opportunity. We really look at it through the lens of a shareholder, and if it doesn’t work, it doesn’t work. If it works and we feel strategically it provides either short or long-term — hopefully both — value to the shareholders, then we pursue it. There are some instances where a smaller transaction makes a lot of sense because it gets you into a market that otherwise would be extremely costly.

So, particularly in the Maryland market, if we go in de novo, there is a pretty hefty price tag on moving into the key locations from an expense standpoint. So, buying an existing company make sense especially when you’re trying to build out your delivery channel to gain market share. I think what we’ve done better than most banks in the country is moving into a major metro market, buying smaller organizations, putting it together under our business model, and driving organic growth and market share gains.

Vincent J. Calabrese, Jr. – F.N.B. Corporation, Chief Financial Officer:

And attracting the team.

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

And attracting the talent. I don’t know of anybody that has done it better than us. So I know I’m patting our team on the back, but if you look at Pittsburgh as a case study, it’s remarkable the market share gains. The Greenwich folks and anybody else that surveys the marketplace will tell you, it’s a remarkable story, and we have a tremendous opportunity to replicate that in the markets we’ve entered.

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Collyn Gilbert – Keefe, Bruyette & Woods, Inc.:

Hey guys, just two quick follow-ups. One, the — can you tell us what the dollar amount of NII contribution is going to be from Baltimore County?

Vincent J. Calabrese, Jr. – F.N.B. Corporation, Chief Financial Officer:

We’re not — our guidance isn’t that precise, Collyn. I mean, you can kind of look at where they’re coming in. I guess if you looked at their third quarter financials — let’s see. So their 9/30 financials — I have to look up the page. I mean, their margin was 318. I don’t have their net interest — I mean, it’s not necessary to know. I mean, that’s kind of…

Collyn Gilbert – Keefe, Bruyette & Woods, Inc.:

No, I know, I know. I was just was kind of trying to think about how you’re thinking about it, and if it’s a drop from September quarter’s, I would think. Just — yes, okay. Because all the growth rates and everything you gave, Vince, was inclusive of Baltimore County, right?

Vincent J. Calabrese, Jr. – F.N.B. Corporation, Chief Financial Officer:

Yes.

Collyn Gilbert – Keefe, Bruyette & Woods, Inc.:

Okay, okay.

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

The margin guidance includes it as well. I would say that — you know, we talked about our strategy. I mean, we’ll go in and we deploy our model, so that is being the primary provider of treasury management services, providing capital, going after 100% of business. That’s why we’ve had great DDA growth in the markets that we’ve entered, and we would expect the same thing to happen in Maryland over time. So the margins over time migrate — you know, the net interest margin migrates to look more like the rest of the company over time.

Collyn Gilbert – Keefe, Bruyette & Woods, Inc.:

Okay.

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

Principally because there’s lower cost deposits.

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Additional Information About the Merger:

In connection with their pending merger, F.N.B. Corporation and BCSB Bancorp, Inc. are required to file a proxy statement/prospectus and other relevant documents with the SEC. F.N.B. and BCSB Bancorp also file annual, quarterly and current reports, proxy statements and other information with the SEC. These documents may be obtained free of charge at the SEC’s website at http://www.sec.gov. Additionally, investors and security holders may obtain, without charge, copies of the documents that F.N.B. has filed with the SEC by contacting James G. Orie, Chief Legal Officer, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3317, and copies of the documents that BCSB Bancorp has filed with the SEC by contacting Joseph J. Bouffard, President and Chief Executive Officer, BCSB Bancorp, Inc., 4111 E. Joppa Road, Baltimore, MD 21236, telephone: (410) 256-5000.

SHAREHOLDERS OF BCSB BANCORP ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENT FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

F.N.B., BCSB Bancorp and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of BCSB Bancorp in connection with the proposed merger. The proxy statement/prospectus, when it becomes available, will describe the interests those directors and officers may have in the merger.

Cautionary Statement Regarding Forward-Looking Information:

This document includes statements regarding F.N.B.’s outlook for earnings, revenues, expenses, capital levels, liquidity levels, asset levels, asset quality and other matters regarding or affecting F.N.B. and its future business and operations that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are typically identified by words such as “believe,” “plan,” “expect,” “anticipate,” “see,” “look,” “intend,” “outlook,” “project,” “forecast,” “estimate,” “goal,” “will,” “should” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.

Forward-looking statements speak only as of the date made. F.N.B. does not assume any duty and does not undertake to update forward-looking statements. Actual results or future events could differ, possibly materially, from those anticipated in forward-looking statements, as well as from historical performance.

F.N.B.’s forward-looking statements are subject to the following principal risks and uncertainties:

•	Our businesses, financial results and balance sheet values are affected by business and economic conditions, including the following:

•	Changes in interest rates and valuations in debt, equity and other financial markets.

•	Disruptions in the liquidity and other functioning of U.S. and global financial markets.

•	The impact on federal regulated agencies that have oversight or review of F.N.B. Corporation’s business and securities activities.

•	Actions by the Federal Reserve, U.S. Treasury and other government agencies, including those that impact money supply and market interest rates.

•	Changes in customers’, suppliers’ and other counterparties’ performance and creditworthiness which adversely affect loan utilization rates, delinquencies, defaults and counterparty ability to meet credit and other obligations.

•	Slowing or reversal of the current moderate economic recovery and persistence or worsening levels of unemployment.

•	Changes in customer preferences and behavior, whether due to changing business and economic conditions, legislative and regulatory initiatives, or other factors.

•	Legal and regulatory developments could affect our ability to operate our businesses, financial condition, results of operations, competitive position, reputation, or pursuit of attractive acquisition opportunities. Reputational impacts could affect matters such as business generation and retention, liquidity, funding, and ability to attract and retain management. These developments could include:

•	Changes resulting from legislative and regulatory reforms, including broad-based restructuring of financial industry regulation; changes to laws and regulations involving tax, pension, bankruptcy, consumer protection, and other industry aspects; and changes in accounting policies and principles. We will continue to be impacted by extensive reforms provided for in the Dodd-Frank Wall Street Reform and Consumer Protection Act and otherwise growing out of the recent financial crisis, the precise nature, extent and timing of which, and their impact on us, remains uncertain.

•	The impact on fee income opportunities resulting from the limit imposed under the Durbin Amendment of the Dodd-Frank Act on the maximum permissible interchange fee that banks may collect from merchants for debit card transactions and federal court determinations that may impose further restrictions on interchange fee opportunities.

•	Changes to regulations governing bank capital and liquidity standards, including due to the Dodd-Frank Act, Volcker rule and Basel III initiatives.

•	Impact on business and operating results of any costs associated with obtaining rights in intellectual property, the adequacy of our intellectual property protection in general and rapid technological developments and changes. Our ability to anticipate and respond to technological changes can also impact our ability to respond to customer needs and meet competitive demands.

•	Business and operating results are affected by our ability to identify and effectively manage risks inherent in our businesses, including, where appropriate, through effective use of third-party insurance, derivatives, swaps, and capital management techniques, and to meet evolving regulatory capital standards.

•	Increased competition, whether due to consolidation among financial institutions; realignments or consolidation of branch offices, legal and regulatory developments, industry restructuring or other causes, can have an impact on customer acquisition, growth and retention and on credit spreads and product pricing, which can affect market share, deposits and revenues.

•	As demonstrated by our Annapolis Bancorp, Inc. and PVF Capital Corp. acquisitions and the pending acquisition of BCSB Bancorp, Inc., we grow our business in part by acquiring from time to time other financial services companies, financial services assets and related deposits. These acquisitions often present risks and uncertainties, including, the possibility that the transaction cannot be consummated; regulatory issues; cost, or difficulties, involved in integration and conversion of the acquired businesses after closing; inability to realize expected cost savings, efficiencies and strategic advantages; the extent of credit losses in acquired loan portfolios and extent of deposit attrition; and the potential dilutive effect to our current shareholders. In addition, with respect to the acquisition of Annapolis Bancorp, Inc. and PVF Capital Corp., and the pending acquisition of and BCSB Bancorp, Inc., F.N.B. Corporation may experience difficulties in expanding into a new market area, including retention of customers and key personnel of Annapolis Bancorp, Inc., PVF Capital Corp., Inc. and BCSB Bancorp, Inc.

•	Competition can have an impact on customer acquisition, growth and retention and on credit spreads and product pricing, which can affect market share, deposits and revenues. Industry restructuring in the current environment could also impact our business and financial performance through changes in counterparty creditworthiness and performance and the competitive and regulatory landscape. Our ability to anticipate and respond to technological changes can also impact our ability to respond to customer needs and meet competitive demands.

•	Business and operating results can also be affected by widespread disasters, dislocations, terrorist activities, cyber-attacks or international hostilities through their impacts on the economy and financial markets.

F.N.B. provides greater detail regarding these factors in our 2012 Form 10-K and 2013 Form 10-Qs, including the Risk Factors section of those reports, and its subsequent SEC filings.